Exhibit 99.1

TRX Gold Corporation

Interim Condensed Consolidated

Financial Statements

(Unaudited)

For the three and six months ended

February 28, 2023 and 2022

TRX Gold Corporation

Interim Condensed Consolidated Statements of Financial Position

(Unaudited)

(Expressed in Thousands of US Dollars)

	Note	February 28, 2023	August 31, 2022 (Note 2)
Assets
Current assets
Cash		$9,492	$8,476
Amounts receivable	5	2,269	2,540
Prepayments and other assets	6	1,328	1,206
Inventories	7	4,345	3,630
Total current assets		17,434	15,852
Other long-term assets	5	3,738	4,359
Mineral property, plant and equipment	8	58,212	51,634
Total assets		$79,384	$71,845

Liabilities
Current liabilities
Amounts payable and accrued liabilities	15	$8,844	$7,920
Withholding tax payable		-	181
Income tax payable		968	436
Current portion of deferred revenue	9	2,019	1,864
Current portion of lease liabilities		66	-
Derivative warrant liabilities	10	4,449	6,849
Total current liabilities		16,346	17,250
Lease liabilities		68	-
Deferred revenue	9	-	621
Deferred income tax liability		2,129	-
Provision for reclamation		2,885	2,815
Total liabilities		21,428	20,686
Equity
Share capital		164,427	163,946
Share-based payments reserve	12	8,031	6,825
Warrants reserve	13	1,700	1,700
Accumulated deficit		(121,560)	(123,673)
Equity attributable to shareholders		52,598	48,798
Non-controlling interest	14	5,358	2,361
Total equity		57,956	51,159
Total equity and liabilities		$79,384	$71,845

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

2

TRX Gold Corporation

Interim Condensed Consolidated Statements of Income and Comprehensive Income

(Unaudited)

(Expressed in Thousands of US Dollars, except per share amounts)

		Three months ended February 28,		Six months ended February 28,
	Note	2023	2022 (Note 2)	2023	2022 (Note 2)

Revenue	14, 19	$10,098	$3,334	$19,816	$3,334

Cost of sales
Production costs		(4,128)	(1,050)	(7,646)	(1,050)
Royalty		(757)	(268)	(1,454)	(268)
Depreciation		(294)	(125)	(487)	(125)
Total cost of sales		(5,179)	(1,443)	(9,587)	(1,443)
Gross profit		4,919	1,891	10,229	1,891
General and administrative expenses	16	(2,035)	(2,152)	(3,872)	(4,497)
(Loss) gain on derivative warrant liabilities	10	(965)	(145)	2,400	63
Foreign exchange gains (losses)		65	(104)	58	(86)
Interest and other expenses		(856)	(341)	(1,041)	(380)
Income (loss) before tax		1,128	(851)	7,774	(3,009)
Income tax expense	17	(1,178)	(151)	(2,664)	(151)
Net (loss) income and comprehensive (loss) income		$(50)	$(1,002)	$5,110	$(3,160)

Net (loss) income and comprehensive (loss) income attributable to:
Shareholders		$(1,399)	$(1,958)	$2,113	$(3,980)
Non-controlling interest		1,349	956	2,997	820
Net (loss) income and comprehensive (loss) income		$(50)	$(1,002)	$5,110	$(3,160)

(Loss) earnings per share attributable to shareholders
Basic and diluted (loss) earnings per share	11	$(0.00)	$(0.01)	$0.01	$(0.02)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

3

TRX Gold Corporation

Interim Condensed Consolidated Statements of Changes in Equity

(Unaudited)

(Expressed in Thousands of US Dollars, except share amounts)

	Share Capital		Reserves
	Number of Shares	Amount	Share-based payments	Warrants	Accumulated deficit	Owner's equity	Non-controlling interests	Total equity

Balance at August 31, 2021	254,870,556	$158,129	$5,680	$1,606	$(117,457)	$47,958	$(1,533)	$46,425
Shares issued for settlement of debts	165,889	98	-	-	-	98	-	98
Shares issued for financing	909,901	373	-	-	-	373	-	373
Shares issued for cash, net of share issuance costs	17,948,718	3,882	-	-	-	3,882	-	3,882
Stock options exercised	450,000	147	-	-	-	147	-	147
Warrants issued	-	-	-	94	-	94	-	94
Share-based compensation expense (Note 12)	-	-	1,513	-	-	1,513	-	1,513
Net loss for the period	-	-	-	-	(3,980)	(3,980)	820	(3,160)
Balance at February 28, 2022	274,345,064	$162,629	$7,193	$1,700	$(121,437)	$50,085	$(713)	49,372
Shares issued for cash, net of share issuance costs	-	(15)	-	-	-	(15)	-	(15)
Stock options exercised	-	111	(111)	-	-	-	-	-
Shares issued for share-based payments	1,801,120	1,221	(1,221)	-	-	-	-	-
Witholding tax impact on restricted share units	-	-	(636)	-	-	(636)	-	(636)
Share-based compensation expense (Note 12)	-	-	1,600	-	-	1,600	-	1,600
Net income for the period	-	-	-	-	(2,236)	(2,236)	3,074	838
Balance at August 31, 2022	276,146,184	$163,946	$6,825	$1,700	$(123,673)	$48,798	$2,361	$51,159
Shares issued for share-based payments	743,786	481	(481)	-	-	-	-	-
Share-based compensation expense (Note 12)	-	-	1,600	-	-	1,600	-	1,600
Witholding tax impact on restricted share units ("RSUs")	-	-	87	-	-	87	-	87
Net income for the period	-	-	-	-	2,113	2,113	2,997	5,110
Balance at February 28, 2023	276,889,970	$164,427	$8,031	$1,700	$(121,560)	$52,598	$5,358	$57,956

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

4

TRX Gold Corporation

Interim Condensed Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in Thousands of US Dollars)

		Six months ended February 28,
	Note	2023	2022

Operating
Net income (loss)		$5,110	$(3,160)
Adjustments for items not involving cash:
Non-cash items	21	1,630	1,673
Cost of shares and warrants issuance		-	684
Changes in non-cash working capital:
Decrease (increase) in amounts receivable		2,400	(80)
Increase in inventories		(618)	(646)
Increase in prepaid and other assets		(1,193)	(370)
Increase in amounts payable and accrued liabilities		3,561	337
Increase in income tax payable		536	151
Cash provided by (used in) operating activities		$11,426	$(1,411)

Investing
Exploration and evaluation assets and expenditures		$-	$(2,192)
Proceeds from gold sales		-	535
Purchase of mineral property, plant and equipment		(9,635)	(4,015)
Increase in other long-term assets		(607)	-
Cash used in investing activities		$(10,242)	$(5,672)

Financing
Proceeds from issuance of shares and warrants		$-	$7,147
Issue costs		-	(572)
Withholding taxes on settlement of restricted share units		(94)	-
Lease payments		(74)	-
Cash (used in) provided by financing activities		$(168)	$6,575

Net increase (decrease) in cash		$1,016	$(508)
Cash at beginning of the period		8,476	13,447
Cash at end of the period		$9,492	$12,939

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

5

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2023 and 2022

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

1.	Nature of operations

TRX Gold Corporation (“TRX Gold” or the “Company”) was incorporated in the Province of Alberta on July 5, 1990 under the Business Corporations Act (Alberta). The Company’s principal business activity is the exploration, development and production of mineral property interests in the United Republic of Tanzania (“Tanzania”). On November 1, 2022, the Company declared commercial production on the 1,000+ tonne per day (“tpd”) process plant at its Buckreef Gold Project (“Buckreef”) in Tanzania.

The Company’s registered office is 400 3rd Avenue SW, Suite 3700, Calgary, Alberta, T2P 4H2, Canada and the Company’s principal place of business is 277 Lakeshore Road E, Suite 403, Oakville, Ontario, L6J 6J3, Canada.

The Company’s common shares are listed on the Toronto Stock Exchange in Canada (TSX: TNX) and NYSE American in the United States of America (NYSE American: TRX).

The Company is primarily focused on development and mining operations, exploring, and evaluating its mineral properties. The business of exploring and mining for minerals involves a high degree of risk. The underlying value of the mineral properties is dependent upon the existence and economic recovery of mineral resources and reserves, the ability to raise long-term financing to complete the development of the properties, government policies and regulations, and upon future profitable production or, alternatively, upon the Company’s ability to dispose of its interest on an advantageous basis; all of which are uncertain.

2.	Basis of preparation

a)	Statement of compliance

The Company’s interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. The interim condensed consolidated financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual financial statements and should be read in conjunction with the Company consolidated financial statements for the year ended August 31, 2022.

These interim condensed consolidated financial statements were approved by the Board of Directors of the Company on April 13, 2023.

b)	Comparative figures

Certain comparative amounts have been restated to conform to current period’s presentation.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

6

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2023 and 2022

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

The reclassification in presentation resulted in the following impact on the Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) for the three and six months ended February 28, 2022:

Three months ended February 28, 2022:

	Reported at February 28, 2022	Reclassification	Restated at February 28, 2022
General and administrative expenses	$(2,152)	$-	$(2,152)
Financial instrument related cost and other	(427)	427	-
Accretion on asset retirement obligation	(54)	54	-
Loss on derivative warrant liabilities	-	(145)	(145)
Foreign exchange losses	(104)	-	(104)
Interest and other expenses	(5)	(336)	(341)
Income tax expense	(151)	-	(151)
Net loss and comprehensive loss	$(1,002)	$-	$(1,002)

Six months ended February 28, 2022:

	Reported at February 28, 2022	Reclassification	Restated at February 28, 2022
General and administrative expenses	$(4,497)	$-	$(4,497)
Financial instrument related costs and other	(219)	219	-
Accretion on asset retirement obligation	(88)	88	-
Gain on derivative warrant liabilities	-	63	63
Foreign exchange losses	(86)	-	(86)
Interest and other expenses	(10)	(370)	(380)
Income tax expense	(151)	-	(151)
Net loss and comprehensive loss	$(3,160)	$-	$(3,160)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

7

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2023 and 2022

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

The reclassification in presentation resulted in the following impact on the Consolidated Statements Financial Position as at August 31, 2022:

	Reported at August 31, 2022	Reclassification	Restated at August 31, 2022
Amounts receivable	$40	$2,500	$2,540
Other receivables	2,500	(2,500)	-

c)	Basis of presentation and measurement

These interim condensed consolidated financial statements have been prepared on a going concern basis under the historical cost basis, except for certain financial assets and liabilities which are measured at fair value, as disclosed in Note 18. All amounts in these interim condensed consolidated financial statements are presented in U.S. dollars with all amounts rounded to the nearest thousand, except for share and per share data, or as otherwise noted. Reference herein of $ or USD is to US dollars and C$ or CAD is to Canadian dollars.

3.	Significant accounting policies

The accounting policies applied in these interim condensed consolidated financial statements are consistent with those applied in the preparation of the Company’s annual consolidated financial statements for the year ended August 31, 2022.

4.	Significant accounting judgments, estimates and assumptions

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the carrying amount of assets and liabilities and the reported amount of revenues and expenses. The following discusses the most significant accounting policy judgments and accounting estimates that the Company has made in the preparation of these interim condensed consolidated financial statements.

a)	Production Start Date

Management assesses the stage of each mine development project to determine when a mine moves into the production stage. The criteria used to assess the start date of a mine are determined based on the unique nature of each mine development project. The Company considers various relevant criteria to assess when the mine is substantially complete, ready for its intended use and moves into the production phase. Some of the criteria include, but are not limited to, the following:

•	A significant level of capital expenditures compared to construction cost estimates are complete,
•	Ability to produce gold in saleable form within specifications has been achieved,
•	Reasonable period for testing has been completed, and
•	Reasonable level of ongoing production based on mill throughput, recovery rates and mill availability.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

8

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2023 and 2022

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

On November 1, 2022, the Company declared commercial production for the 1,000+ tpd processing plant at Buckreef after successful construction, commissioning and ramp-up of processing to a steady state throughput of 1,000+ tpd. The processing plant was running consistently at or above nameplate capacity since October 2022 with gold recoveries exceeding 90%. All major construction activities were completed and Buckreef demonstrated its ability to sustain ongoing production levels.

b)	Units-of-Production

Management estimates recoverable proven and probable mineral reserves in determining the depreciation and amortization of certain mineral property, plant and equipment that is expected to be used for the duration of the mine life. This results in a depreciation charge proportional to the recovery of the anticipated ounces of gold. The life of the asset is assessed annually and considers its physical life limitations and present assessment of economically recoverable reserves of the mine property at which the asset is located. The calculations require the use of estimates and assumptions, including the amount of recoverable proven and probable mineral reserves. The Company’s units of production calculations are based on recovered ounces of gold poured.

c)	Stripping costs in the Production Phase of a Surface Mine

Significant judgement is required to distinguish between development stripping and production stripping and to distinguish between the production stripping that relates to the extraction of inventory and that which relates to the creation of a stripping activity asset.

The Company identifies the separate components of the ore bodies for its mining operations. An identifiable component is a specific volume of the ore body that is made more accessible by the stripping activity. Significant judgement is required to identify and define these components, and also to determine the expected volumes of waste to be stripped and ore to be mined in each of these components. The assessment is based on the information available in the mine plan. The mine plans and, therefore, the identification of components, may change for a number of reasons as new information becomes available. These include, but are not limited to, the geographic location and geological characteristics of the ore body, and/or financial considerations.

Judgement is also required to identify a suitable production measure to be used to allocate production stripping costs between inventory and any stripping activity asset. Management estimates the cost of deferred stripping activities as the excess waste material moved above the average strip ratio to provide access to further quantities of ore that is expected to be mined in future periods.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

9

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2023 and 2022

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

Furthermore, judgements and estimates are also used to apply the units-of-production method in determining the depreciable lives of stripping activity assets.

5.	Amounts receivable

	February 28, 2023	August 31, 2022
Sales tax receivable(1)	$5,952	$4,359
Prepaid gold purchase receivable (Note 9)	-	2,500
Other	55	40
	6,007	6,899
Less: Long-term portion	(3,738)	(4,359)
Total amounts receivable	$2,269	$2,540

(1)	Sales tax receivables consist of harmonized services tax and value added tax (“VAT”) due from Canadian and Tanzanian tax authorities, respectively. Tanzanian tax regulations allow for VAT receivable to be refunded or set-off against taxes due to the Tanzania Revenue Authority (“TRA”). VAT which the Company does not expect to recover within the next 12 months has been classified as long-term assets.

As at February 28, 2023, $0.2 million (August 31, 2022 - $nil) of VAT has been written-off. The Company held no collateral for any receivables.

6.	Prepayments and other assets

	February 28, 2023	August 31, 2022
Prepaid expenses	$821	$699
Commitment fees(1)	507	507
Total prepayments and other assets	$1,328	$1,206

(1)	Consists of commitment fees paid with respect to a share purchase agreement whereby the Company, at its sole discretion, has the right to sell up to $10 million of its common shares over a 36-month period.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

10

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2023 and 2022

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

7.	Inventories

	February 28, 2023	August 31, 2022
Ore stockpile	$1,922	$2,643
Gold in circuit	1,032	210
Gold doré	92	253
Total precious metals inventories	3,046	3,106
Supplies	1,299	524
Total inventories	$4,345	$3,630

8.	Mineral property, plant and equipment

	Construction in progress	Mineral properties	Processing plant and related infrastructure	Machinery and equipment	Other	Total
Cost
As at August 31, 2022	$45,239	$-	$7,076	$1,396	$143	$53,854
Additions	-	1,994	4,991	22	213	7,220
Transfers(1)	(45,239)	45,239	-	-	-	-
As at February 28, 2023	$-	$47,233	$12,067	$1,418	$356	$61,074
Accumulated depreciation
As at August 31, 2022	$-	$-	$1,566	$619	$35	$2,220
Depreciation	-	358	101	95	88	642
As at February 28, 2023	$-	$358	$1,667	$714	$123	$2,862
Net book value
As at August 31, 2022	$45,239	$-	$5,510	$777	$108	$51,634
As at February 28, 2023	$-	$46,875	$10,400	$704	$233	$58,212

(1)	On November 1, 2022, Buckreef achieved commercial production at which point development expenditures were subject to depreciation.

9.	Deferred revenue

On August 11, 2022, the Company entered into a $5 million prepaid Gold Doré Purchase Agreement (“Agreement”) with OCIM Metals and Mining S.A. (“OCIM”). The Agreement requires funds to be made available to the Company in two tranches. The Company drew down the first tranche of $2.5 million in exchange for delivering 434 ounces of gold per quarter, commencing February 2023, for a total of 1,735 ounces of gold over four quarters. As at February 28, 2023, the second tranche of $2.5 million was undrawn.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

11

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2023 and 2022

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

The Agreement has been accounted for as a contract in accordance with IFRS 15, Revenue from Contracts with Customers. As the total amount paid up-front by OCIM for the future deliveries of gold differs from the stand-alone selling price of the gold, the Company concluded the Agreement contains a significant financing component (“SFC”). Gold deliveries due in connection with the up-front payment are recorded in revenue based on the gold spot price originally established at the time of each advance, being the estimated stand-alone selling price of gold deliveries as determined at inception (after separating the SFC). The outstanding deferred revenue liability will accrue interest reflecting the cost of financing.

Amount
As at August 31, 2022	$2,485
Accretion of deferred revenue	261
Transaction costs expensed	15
Revenue recognized	(742)
As at February 28, 2023	$2,019

10.	Derivative warrant liabilities

Amount
As at August 31, 2022	$6,849
Change in fair value	(2,400)
As at February 28, 2023	$4,449

Derivative warrant liabilities of $4.4 million will only be settled by issuing equity of the Company.

Fair values of derivative warrant liabilities were calculated using the Black-Scholes option pricing model with the following assumptions:

	February 28, 2023	August 31, 2022
Share price	$0.40	$0.48
Risk-free interest rate	4.31% - 5.00%	3.32% - 3.44%
Dividend yield	0%	0%
Expected volatility	53% - 57%	55% - 60%
Remaining term (in years)	0.4 – 3.9	0.9 – 4.4

The fair value is classified as level 3 as expected volatilities is determined using adjusted historical volatilities and were therefore not an observable input.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

12

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2023 and 2022

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

Sensitivity analysis

If expected volatility, the significant unobservable input, had been higher or lower by 10% and all other variables were held constant, net income and net assets for the three and six months ended February 28, 2023 would increase or decrease by:

	February 28, 2023
10% change in expected volatilities	Increase	Decrease
(Loss) income	$(914)	$931

11.	(Loss) earnings per share

	Three months ended February 28,		Six months ended February 28,
	2023	2022	2023	2022
Net (loss) income attributable to shareholders	$(1,399)	$(1,958)	$2,113	$(3,980)
Weighted average number of common shares for purposes of basic EPS	281,835,349	262,712,781	280,038,329	258,805,238
Effect of dilutive stock options, warrants, RSUs and share awards	-	-	6,109,446	-
Weighted average number of common shares for purposes of diluted EPS	281,835,349	262,712,781	286,147,775	258,805,238

The determination of weighted average number of common shares for the six months ended purpose of diluted EPS excluded 7.4 million stock options and 42.0 million warrants that were anti-dilutive for the period (2022: 7.4 million share options and 42.0 million share warrants).

12.	Share-based payments reserve

Share-based compensation expense for the three and six months ended February 28, 2023 totalled $0.8 million and $1.6 million, respectively (2022: $1.0 million and $1.5 million, respectively).

As at February 28, 2023, the Company had 2,781,054 (August 31, 2022 - 2,106,675) share awards available for issuance under the Omnibus Equity Incentive Plan.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

13

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2023 and 2022

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

a)	Stock options

Canadian Dollars denominated stock options

	Number of stock options	Weighted average exercise price per share
Balance – February 28, 2023 and August 31, 2022	5,336,000	CAD $0.41

Options to purchase common shares carry exercise prices and terms to maturity as follows:

				Remaining
	Number of options		Expiry	contractual
Exercise price	Outstanding	Exercisable	Date	life (years)
C$0.40	2,454,000	2,454,000	October 11, 2026	3.6
C$0.43	2,782,000	2,782,000	September 29, 2026	3.6
C$0.35	100,000	100,000	January 2, 2027	3.8
C$0.41(1)	5,336,000	5,336,000		3.6 (1)

(1)	Total represents weighted average.

US Dollars denominated stock options

	Number of stock options	Weighted average exercise price per share
Balance – February 28, 2023 and August 31, 2022	7,375,000	$0.50

Options to purchase common shares carry exercise prices and terms to maturity as follows:

				Remaining
Exercise price	Number of options		Expiry	contractual
Outstanding $	Outstanding	Exercisable	Date	life (years)
USD $0.50	7,375,000	1,475,000	August 17, 2027	4.5

For the three and six months ended February 28, 2023, share-based payment expenses related to stock options totalled $0.1 million and $0.2 million, respectively (2022 – $nil and $nil, respectively).

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

14

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2023 and 2022

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

b)	Restricted Share Units:

The following table sets out activity with respect to outstanding RSUs:

Number of RSUs
Balance – August 31, 2022	1,855,276
Granted	160,000
Vested	(600,000)
Forfeited	(160,000)
Balance – February 28, 2023	1,255,276

For the three and six months ended February 28, 2023, share-based payment expenses related to RSUs totalled $0.1 million and $0.3 million, respectively (2022 - $nil and $nil, respectively).

13.	Warrants reserve

	Number of warrants	Weighted average exercise price per share
Balance – February 28, 2023 and August 31, 2022	41,970,074	0.72

As at February 28, 2023, the following warrants were outstanding:

	Number of Warrants	Exercise price	Expiry date
Convertible debenture warrants - July 27, 2020	3,002,037	$1.21	July 27, 2023
Private placement financing warrants - December 23, 2020	2,777,268	$1.50	December 23, 2023
Private placement financing warrants - February 11, 2021	16,461,539	$0.80	February 11, 2026
Private placement financing broker warrants - February 11, 2021	1,152,307	$0.80	February 11, 2026
Private placement financing warrants – January 26, 2022	17,948,718	$0.44	January 26, 2027
Private placement financing placement agent warrants – January 26, 2022	628,205	$0.44	January 26, 2027
Balance – February 28, 2023	41,970,074

The outstanding warrants have a weighted average exercise price of $0.72 and weighted average remaining contractual life of 3.0 years.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

15

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2023 and 2022

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

14.	Non-controlling interest

Summarized financial information for Buckreef is disclosed below:

	Three months ended February 28,		Six months ended February 28,
Income Statement	2023	2022	2023	2022
Revenue	$10,098	$3,334	$19,816	$3,334
Comprehensive income for the period	2,998	2,124	6,660	1,735

Statement of Financial Position	February 28, 2023	August 31, 2022
Current assets	$10,622	$7,253
Non-current assets	59,662	53,789
Current liabilities	(9,562)	(8,602)
Non-current liabilities	(5,029)	(2,815)
Advances from parent, net	(37,150)	(37,725)

15.	Related party transactions

Related parties include the Board of Directors and officers, extended relatives and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

Remuneration of Directors and key management personnel of the Company was as follows:

	Three months ended February 28,		Six months ended February 28,
Directors and key management personnel	2023	2022	2023	2022
Remuneration (1)	$510	$429	$976	$828
Share-based compensation expense	559	533	1,274	1,513
Total directors and key management personnel	$1,069	$962	$2,250	$2,341
(1)	Remuneration includes salaries and benefits for certain key management personnel and director fees. Certain members of the board of directors have employment or service contracts with the Company. Directors are entitled to director fees and share based payments for their services and officers are entitled to cash remuneration and share based payments for their employment services.

As at February 28, 2023, included in amounts payable is $0.2 million of board fees (August 31, 2022 - $0.2 million) due to related parties with no specific terms of repayment.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

16

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2023 and 2022

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

During the three and six months ended February 28, 2023, $0.1 million and $0.2 million for stock options granted to key management personnel was expensed, respectively (2022 - $nil and $nil, respectively) and $nil and $0.2 million for RSUs granted to directors was expensed, respectively (2022 - $nil and $nil, respectively).

During the year ended August 31, 2021, the Company granted common shares upon hiring key management personnel in the aggregate of:

a)	1.56 million common shares having a fair market value of $1.1 million on the respective start dates of the key Management (December 1, 2020 to May 18, 2021).
b)	Common shares on the first, second and third anniversary dates of the greater of up to 2.02 million, 3.55 million and 2.82 million common shares; or common shares having a fair market value of to $1.4 million, $2.5 million and $2.0 million provided that 80% of such issuance shall be guaranteed and 20% shall be subject to certain financial milestones to be determined by the Board of Directors respectively.

The common shares had a value of $7.0 million at grant date that is amortized over the service period.

During the three and six months ended February 28, 2023, $0.6 million and $1.3 million related to share-based compensation granted to key management personnel was expensed, respectively (2022 - $0.5 million and $1.5 million, respectively).

16.	General and administrative expenses

	Three months ended February 28,		Six months ended February 28,
	2023	2022	2023	2022
Directors’ fees (Note 15)	$107	$114	$214	$187
Insurance	100	111	199	233
Office and general	41	163	60	271
Shareholder information	186	184	314	297
Professional fees	136	163	237	315
Salaries and benefits(1) (Note 15)	614	411	1,098	1,039
Consulting	126	237	177	282
Severance	-	241	-	241
Share-based compensation expense(1) (Note 15)	645	533	1,398	1,513
Travel and accommodation	56	61	103	104
Depreciation(1)	18	(71)	58	10
Other	6	5	14	5
Total general and administrative expenses	$2,035	$2,152	$3,872	$4,497
(1)	As a result of adoption to amendments to IAS 16, Property, Plant and Equipment, during the year ended August 31, 2022, certain costs incurred related to Buckreef’s operating costs, post adoption, were recorded in cost of sales.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

17

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2023 and 2022

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

17.	Income tax

Income tax expense is recognized based on management’s estimate of the weighted average annual income tax rate expected for the full financial year. The maximum amount of tax losses that a business can utilize in Tanzania is 70% of its taxable profit for the current year. The remaining 30% of taxable profit is subject to a statutory tax rate of 30%. As a result, Buckreef’s current income tax is calculated at an effective tax rate of 9% until Buckreef’s tax loss carryforwards are fully utilized. Tax losses in Tanzania can only be utilized by the entity to which the tax losses relate to.

The carrying value of Buckreef’s Mineral Property, Plant and Equipment is higher than their tax written down values due to historical mining incentives in Tanzania and accelerated depreciation for tax purposes. The taxable temporary difference between the carrying value of Mineral Property, Plant and Equipment and its tax basis in excess of available tax loss carryforwards resulted in a deferred tax liability.

For the three months ended February 28, 2023, the Company recorded income tax expense of $1.2 million, comprised of current income tax expense of $0.2 million and deferred income tax expense of $1.0 million (2022 – $0.2 million income tax expense comprised of current income tax expense of $0.2 million and deferred income tax expense of $nil). For the six months ended February 28, 2023, the Company recorded income tax expense of $2.7 million, comprised of current income tax expense of $0.5 million and deferred income tax expense of $2.2 million (2022 – $0.2 million income tax expense comprised of current income tax expense of $0.2 million and deferred income tax expense of 0 $nil).

18.	Financial instruments

Fair value of financial instruments

Cash and derivative warrant liabilities are classified as measured at fair value through profit and loss. Amounts receivable and amounts payable are classified as measured at amortized cost. The carrying value of the Company’s cash, amounts receivable, amounts payable approximate their fair value due to the relatively short-term nature of these instruments.

Fair value estimates are made at a specific point in time based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The Company classifies its financial instruments carried at fair value according to a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. The three levels of fair value hierarchy, giving the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs, are as follows:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for assets and liabilities, either directly or indirectly; and
•	Level 3 – Inputs for assets or liabilities that are not based on observable market data.

As at February 28, 2023 and August 31, 2022, cash was classified as Level 1 and derivative warrant liabilities (Note 10) were classified as Level 3 under the fair value hierarchy.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

18

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2023 and 2022

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

19.	Segmented information

Operating segments

The Company’s Chief Operating Decision Maker, its Chief Executive Officer, reviews the operating results, assesses the performance and makes capital allocation decisions of the Company viewed as a single operating segment engaged in mineral exploration and development in Tanzania. All amounts disclosed in the interim condensed consolidated financial statements represent this single reporting segment. The Company’s corporate division only earns interest revenue that is considered incidental to the activities of the Company and does not meet the definition of an operating segment as defined in IFRS 8, Operating Segments.

Geographic segments

The Company is in the business of mineral exploration and production in Tanzania. Information regarding the Company’s geographic locations are as follows:

	Three months ended February 28,		Six months ended February 28,
Revenue	2023	2022	2023	2022
Tanzania	$10,098	$3,334	$19,816	$3,334
Total revenue	$10,098	$3,334	$19,816	$3,334

Non-current assets	February 28, 2023	August 31, 2022
Canada	$64	$-
Tanzania	61,886	55,993
Total non-current assets	$61,950	$55,993

20.	Commitments and contingencies

Commitments:

In order to maintain its existing mining and exploration licenses, the Company is required to pay annual license fees totalling $104. As at February 28, 2023 and August 31, 2022, these licenses remained in good standing and the Company is up to date on its license payments.

Contingencies:

The Company is involved in litigation and disputes arising in the normal course of operations. Management is of the opinion that the outcome of any potential litigation will not have a material adverse impact on the Company’s financial position or results of operations. Accordingly, no provisions for the settlement of outstanding litigation and potential claims have been accrued as at February 28, 2023 and August 31, 2022.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

19

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2023 and 2022

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

21.	Non-cash items

	Six months ended February 28,
	2023	2022
Depreciation	$545	$135
Gains on derivative warrant liabilities (Note 10)	(2,400)	(63)
Share-based compensation expense (Note 12)	1,538	1,513
Accretion of provision for reclamation	70	88
Deferred income tax expense (Note 17)	2,129	-
Accretion of lease liabilities	7	-
Settlement of deferred revenue (Note 9)	(742)	-
Accretion of deferred revenue (Note 9)	261	-
Foreign exchange gains	(26)	-
VAT written-off (Note 5)	233	-
Other expenses	15	-
Total non-cash items	$1,630	$1,673

22.	Subsequent events

In March 2023, the Company entered into a series of gold zero-cost collar contracts for 900 gold ounces per month for a total of 4,500 gold ounces to be settled from April 2023 to August 2023, at a maximum and minimum gold price of $2,030 and $1,825 per gold ounce, respectively.

20